April 26, 2019

Dean Freeman
Chief Financial Officer
GCP Applied Technologies Inc.
62 Whittemore Avenue
Cambridge, MA 02140-1623

       Re: GCP Applied Technologies Inc.
           Form 10-K for Fiscal Year Ended December 21, 2018
           Filed February 27, 2019
           File No. 001-137533

Dear Mr. Freeman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

1. We note you present a ratio you identify as Adjusted EBIT Return on Invested Capital that you calculate using the non-GAAP financial measure, Adjusted EBIT. However, we note you do not present this ratio using the most directly comparable GAAP measure. Please ensure all non-GAAP financial measures you present in future filings, including earnings releases filed under Form 8-K, fully comply with Item 10(e) of Regulation S-K.
 Dean Freeman
GCP Applied Technologies Inc.
April 26, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



                                                          Sincerely,
FirstName LastNameDean Freeman
                                                          Division of
Corporation Finance
Comapany NameGCP Applied Technologies Inc.
                                                          Office of
Manufacturing and
April 26, 2019 Page 2                                     Construction
FirstName LastName